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UNITED STATES
AND EXCHANGE COMMISSION
/ASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

NOV 1 0 2006

November 2, 2006

Act	Securities Exchange Act of 1934
Section	10a
Rule	10a-1
Public Availability	November 2, 2006

Edward S. Knight
Executive Vice President and
General Counsel
The NASDAQ Stock Market LLC
One Liberty Plaza, 50th Floor
New York, NY 10006

Re: Rule 10a-1; Request for Exemptive Relief under Short Sale Rule
TP File No. 07-11

Dear Mr. Knight:

In your letter dated October 31, 2006, you requested on behalf of The NASDAQ Stock Market LLC ("Nasdaq") that the Securities and Exchange Commission ("Commission") grant an exemption from Rule 10a-1 under the Securities Exchange Act of 1934 ("Exchange Act"), for a period of one year, for certain transactions executed through Nasdaq's Crossing Network (the "Crossing Network"). The requested relief would apply to short sale transactions effected in non-Nasdaq listed securities through the Crossing Network.[1]

A copy of your letter is attached to this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

In your letter, you make the following representations, among others:

1. You state that trades executed in the Crossing Network would not involve the types of abuses that Rule 10a-1 was designed to address. You state that the

[1] On September 25, 2006, Nasdaq filed with the Commission a proposed rule change relating to the application of Nasdaq's bid test, Rule 3350, to short sales in Nasdaq-listed securities executed through the Crossing Network. See SR-NASDAQ-2006-036.

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purpose of the proposed Crossing Network is to provide an accurate single trading price at specific times of the day, resulting in an enhanced ability to execute block trades quickly and anonymously, thereby minimizing market impact and associated price movements. The Reference Price Crosses are designed to occur at an externally derived price and in accordance with a predetermined algorithm. There would be no price discovery, as orders would not be displayed and prices of orders are not specified, providing minimal information to persons interested in engaging in abusive short sale practices. Because a customer cannot predict in advance the final execution price of the cross, which during the trading day will be at the mid-point of the NBBO and, for post-close cross executions, the NOCP for Nasdaq-listed securities or the Primary Market Close for non-Nasdaq-listed securities, you state that the cross transactions will not exert downward pressure on a subject stock's price.

2. Each Reference Price Cross will occur through an automated and random matching mechanism at a randomly selected time during a predetermined one minute trading window so no participant will know precisely when a match will occur, and no participant will be assured of receiving a match. During each one-minute trading window of the cross, there will be no solicitation of orders from customers, nor will there be any communication to customers that the match has not yet occurred.

3. Nasdaq is working with NASD to develop procedures to monitor for signs of manipulation and suspicious activity, which systems will be in place by the launch date of the Crossing Network.[2]

Response:

Rule 200 of Regulation SHO[3] defines the term "short sale," and Rule 10a-1 governs short sales generally.[4] Paragraph (a) of Rule 10a-1 generally covers short sales in listed securities if trades of the security are reported pursuant to an "effective transaction reporting plan" and information regarding such trades is made available in accordance with such plan on a real-time basis to vendors of market transaction information.[5] Rule 10a-1(a)(1)

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[2] Nasdaq intends to launch the Crossing Network on or about November 6, 2006.

[3] 17 CFR 242.200.

[4] 17 CFR 240.10a-1.

[5] Rule 10a-1 uses the term "effective transaction reporting plan" as defined in Rule 600 of Regulation NMS (17 CFR 242.600) under the Exchange Act. See 17 CFR 240.10a-1(a)(1)(i).

provides that, subject to certain exceptions, a listed security may be sold short (A) at a price above the price at which the immediately preceding sale was effected (plus tick), or (B) at the last sale price if it is higher than the last different price (zero-plus tick).[6] Short sales are not permitted on minus ticks or zero-minus ticks, subject to narrow exceptions.

Absent relief, trades effected through the Crossing Network involving short sales of non-Nasdaq listed securities would have to comply with the "tick test" of paragraph (a) of Rule 10a-1. On the basis of your representations and the facts presented, and without necessarily concurring with your analysis, the Commission hereby grants a one-year exemption from Rule 10a-1[7] to permit short sales in non-Nasdaq listed securities effected during the Reference Price Crosses, without complying with the "tick" provisions of the rule, subject to the following conditions:

1. Persons relying on this exemption shall not be represented in the primary market offer or otherwise influence the primary market bid or offer at the time of the transaction;

2. Transactions effected through the Crossing Network shall not be made for the purpose of creating actual, or apparent, active trading in or depressing or otherwise manipulating the price of any security;

3. The exemption applies only to securities that qualify as an "actively-traded security" under Regulation M or that comprise the S&P 500 Index.[8] If the security is not an "actively-traded security" or a S&P 500 Index security, the exemption applies only if the transaction is part of a basket transaction of 20 or more securities in which the subject security does not comprise more than 5% of the value of the basket traded;

4. During each one-minute window there will be no solicitation of orders from customers, nor will there be any communication to customers that the match has not yet occurred;

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[6] The last sale price is the price reported pursuant to an effective transaction reporting plan, *i.e.*, the consolidated tape, or to the last sale price reported in a particular marketplace. Under Rule 10a-1, the Commission gives market centers the choice of measuring the tick of the last trade based on executions solely on their own exchange rather than those reported to the consolidated tape. See 17 CFR 240.10a-1(a)(2).

[7] The exemption is being granted on a one-year pilot basis. Accordingly, Nasdaq will provide, six months from the date of this exemption, written records to the Division documenting the operation of the Crossing Network system.

[8] 17 CFR 242.101(c)(1). For purposes of this letter, the ADTV shall be calculated in reference to the date on which the proposed Reference Price Cross is to take place.

5. All short sale orders shall be marked in accordance with Rule 200(g) of Regulation SHO;[9] and

6. Nasdaq shall maintain and provide the Division, upon request, separately retrievable written records pertaining to each short sale transaction in non-Nasdaq listed securities effected in the Crossing Network, including the date, time, security, price, and size of each transaction.

The foregoing exemption from Rule 10a-1(a) is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions and the operation of the Crossing Network as described above. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations. The exemption granted herein is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Nasdaq and with participants effecting transactions in the Crossing Network. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

For the Commission, by the Division of
Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Acting Associate Director

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[9] 17 CFR 242.200(g).

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 01 2006
DIVISION OF MARKET REGULATION

NASDAQ® THE NASDAQ STOCK MARKET
ONE LIBERTY PLAZA, 50TH FLOOR
NEW YORK, NY 10006

October 31, 2006

Mr. James Brigagliano
Assistant Director
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Rule 10a-1: Exemptive Relief from Short Sale Rule

Dear Mr. Brigagliano:

On behalf of The NASDAQ Stock Market LLC ("Nasdaq"), we hereby request that the Securities and Exchange Commission ("SEC" or "Commission") grant Nasdaq exemptive relief from Rule 10a-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), pursuant to the Commission's authority under Rule 10a-1(f) of the Exchange Act, for certain transactions executed through the matching functionality of the Nasdaq Crossing Network. The requested relief would apply to short sale transactions effected in non-Nasdaq listed securities through the Nasdaq Crossing Network during and after the trading day.[1]

[1] In connection with Regulation SHO, the Commission adopted Rule 202T of Regulation SHO. *See* Exchange Act Release No. 50103 (July 28, 2004), 69 FR 48008 (August 6, 2004). Rule 202T is a temporary rule that excludes designated securities from the operation of the "tick" test of Rule 10a-1(a) and any short sale price test rule of any exchange or national securities association for a designated period of time (the "Pilot Program"). Due to the necessity and importance of maintaining the status quo during the Pilot Program, the Commission granted a temporary exemption from Rule 10a-1 to permit Nasdaq, once it is operational as an exchange, to apply Nasdaq Exchange Rule 3350 to short sales in Nasdaq National Market securities occurring on the Nasdaq Exchange (now the Nasdaq Global Market) and to allow Nasdaq Capital Market securities to be exempt from the application of the tick test. The exemptions from Rule 10a-1 will expire upon completion of the Pilot Program or at such other time if the Commission determines that such exemptions are no longer necessary or appropriate in the public interest or consistent with the protection of investors. *See* Exchange Act Release No. 53128 (January 13, 2006), 71 FR 3550 (January 23, 2006) (File No. 10-131). Nasdaq filed a separate rule change on September 25, 2006 relating to the application of the bid test to orders in Nasdaq-listed securities executed by the Nasdaq Crossing Network. See SR-NASDAQ-2006-036.

I. Background

With the Nasdaq Crossing Network,[2] Nasdaq intends to provide a matching execution functionality to market participants trading in Nasdaq- or exchange-listed securities. The Nasdaq Crossing Network will consist of a series of trading day and after hours Reference Price Crosses. Reference Price Crosses involve the execution of trades at an externally derived price and in accordance with a predetermined algorithm. The purpose of the Nasdaq Crossing Network is to provide market participants and investors with an accurate single trading price at specific times during and after the trading day, resulting in an enhanced ability to execute block trades quickly and anonymously, while minimizing market impact and associated price movements. Nasdaq expects to launch the Nasdaq Crossing Network on or about November 6, 2006.

During the regular trading hours session (i.e. 9:30 a.m. to 4:00 p.m.), a series of Nasdaq Reference Price Crosses would allow market participants to place orders that will be executed at the midpoint of the national best bid and offer ("NBBO") during a designated trading window. An additional cross would be scheduled to take place after the close of the trading day and eligible orders would be executed at either the Nasdaq official closing price ("NOCP") for Nasdaq-listed securities or the official closing price of the primary market ("Primary Market Close") for non-Nasdaq securities. Eligible orders can be either market or limit orders and must be designated for one or more Nasdaq Reference Price Crosses with time-in-force indicators.[3] Eligible orders will not be displayed.

Nasdaq will execute the cross through an automated and random matching mechanism at a randomly designated time during a predetermined one minute trading window. Initially, the Nasdaq Reference Price Crosses will commence during the trading day at 10:45 a.m., 12:45 p.m. and 2:45 p.m. ET.[4] In addition, an after hours cross would

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2 Nasdaq Rule 4760 governs the operation of the Nasdaq Crossing Network. See Securities Exchange Act Release No. 54248 (July 31, 2006) (SR-NASDAQ-2006-019). Prior to the effective date of Nasdaq's operation as an exchange for Nasdaq-listed securities, the rule governing the Nasdaq Crossing Network had been approved as a NASD rule (NASD Rule 4716). Securities Exchange Act Release No. 54101 (July 5, 2006), 71 FR 39382 (July 12, 2006) (SR-NASD-2005-140).

3 Orders may be submitted as existing market or limit order types and would be designated by the firm upon entry with a time-in-force indicator as follows: (i) participate in the next scheduled regular hours cross with unexecuted shares being immediately canceled back to the user after that cross (NXT), (ii) participate in all of the regular hours crosses (i.e., 10:45 a.m., 12:45 p.m. or 2:45 p.m. ET) with unexecuted shares being immediately canceled back to the user following the last regular hours cross (REG) or (iii) participate in all crosses for the current day (i.e., 10:45 a.m., 12:45 p.m., 2:45 p.m. and 4:30 p.m. ET) with unexecuted shares immediately canceled back to the user following the after hours cross (AHX).

4 Nasdaq Rule 4760 currently provides that the regular trading day crosses will commence at 11:00 a.m., 1:00 p.m. and 3:00 p.m. ET. Nasdaq has filed a proposed rule change with the Commission to modify the times of these crosses prior to the launch of the Nasdaq Crossing Network, to renumber the rules governing the operation of the Nasdaq Crossing Network to Nasdaq Rule 4770 and to make other minor changes.

take place at 4:30 p.m. ET.[5]

Orders would be required to be entered in round lots with a minimum of one round lot and may designate a minimum acceptable quantity for execution. Orders may not be canceled or replaced during the time of the cross, but may at any other time, including periods when trading in the applicable security is halted. Like Nasdaq's Opening and Closing Cross orders, Reference Price Cross orders would be required to be available for automatic execution. All market participants would be able to enter automatically executable orders into the Nasdaq Market Center to participate in the Reference Price Cross. Orders that are not automatically executable would not be accommodated by the Reference Price Cross. Reference Price Crosses would have no order delivery capability and no special orders would be accommodated.

Upon initiation of a cross, available shares would be treated as if they were the same price and would be allocated on a pro-rata basis to eligible orders. Such shares would be allocated based on the original size of the order, not on the size of the remaining unexecuted portion of the order. If additional shares remain after the initial pro-rata allocation, those shares would continue to be allocated pro-rata to eligible orders until a number of round lots remain that is less than the number of eligible orders. Any remaining shares would be allocated to the oldest eligible order.

The executions would be reported to the market participants via Nasdaq Market Center execution reports as a single trade reflecting the aggregate shares executed. In order to reduce information leakage that could lead to adverse price movements, executions would be reported as anonymous trades, without identifying a contra party. Each execution would be reported to the Nasdaq Market Center trade reporting service for trade reporting, clearance and settlement.

II. Relevant Provisions of the Short Sale Rule

Rule 200 of Regulation SHO defines the term "short sale," and Rule 10a-1 governs short sales generally. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported pursuant to an "effective transaction reporting plan" ("Reported Securities"). A short sale of a Reported Security listed on a national securities exchange may not be effected at a price either: (1) below the last reported price of a transaction reported in the consolidated transaction reporting system ("minus tick"); or (2) at the last reported price if that price is lower than the last reported different price ("zero-minus tick"). Absent an exemption, orders in non-Nasdaq securities executed in the Nasdaq Reference Price Crosses may violate Rule 10a-1 to the extent that the match price of a security subject to the short sale rule occurs on a minus tick or zero-minus tick with respect to the last sale in the consolidated transaction reporting system. For the reasons discussed below, and as

[5] In the event that Nasdaq wishes to institute further Reference Price Crosses or alter the timing of the crosses, it will submit a rule change to the Commission.

recognized in exemptions previously granted by the Commission for executions occurring in matching systems similar to the Nasdaq Crossing Network,[6] we do not believe that short sales executed through the Nasdaq Crossing Network involve the types of abuses the short sale rule was designed to address.

III. Discussion

In proposing Regulation SHO, the Commission noted that, due to the passive nature of pricing and the lack of price discovery, passive pricing systems "generally do not appear to involve the types of abuses that Exchange Act Rule 10a-1 was designed to prevent."[7] The Commission also noted that one of the reasons for its proposed bid test was to "better accommodate the recent growth of matching systems that execute trades at an independently derived price above the consolidated best bid."[8] In addition, in connection with the representations made by other parties requesting relief for similar matching systems, the Commission took the view that these trades would not appear to involve the types of abuses that Rule 10a-1 was designed to address.[9]

Consistent with the Commission's articulated belief regarding passive pricing systems and its view with respect to similar matching systems, we believe that trades executed in the Nasdaq Crossing Network would not involve the types of abuses that Rule 10a-1 was designed to address. The purpose of the proposed Nasdaq Crossing System is to provide an accurate single trading price at specific times of the day, resulting in an enhanced ability to execute block trades quickly and anonymously, thereby minimizing market impact and associated price movements. The Reference Price Crosses are designed to occur at an externally derived price and in accordance with a predetermined algorithm. There would be no price discovery, as orders would not be displayed and prices of orders are not specified, providing minimal information to persons interested in engaging in abusive short sale practices. Because a customer cannot predict in advance the final execution price of the cross, which during the trading day will

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6 *See* Letter from James Brigagliano, Assistant Director, SEC, to Anitra T. Cassas, Wilmer, Cutler & Pickering, LLP (April 22, 2005) (granting ITG an extension of modified exemptive relief from Exchange Act Rule 10a-1 for certain transactions executed through ITG's Portfolio System for Institutional Trading (POSIT)) ("ITG Letter"); *see also* Letter from James Brigagliano, Acting Associate Director, SEC, to Alan G. Reed, Instinet Group, LLC (June 15, 2006) (granting Instinet an extension of exemptive relief from Exchange Act Rule 10a-1 for transactions executed through Instinet's Intraday Crossing System) ("Instinet Letter"); Letter from Brandon Becker, SEC, to George T. Simon, Foley & Lardner (November 30, 1994) (granting the Chicago Stock Exchange, Inc. exemptive relief from Exchange Act Rule 10a-1in connection with short sales effected on its Chicago Match system).

7 *See* Securities Exchange Act Release No. 48,709 (October 29, 2004), 68 Fed. Reg. 62,972, 62,982 (Nov. 6, 2003).

8 *Id.* Although the Commission decided to defer consideration on adopting a uniform bid test until the conclusion of the Pilot Program established under Rule 202T of Regulation SHO, this decision does not appear to be related to the Commission's views on passive pricing systems.

9 *See* ITG Letter; Instinet Letter.

be the mid-point of the NBBO and, for post-close cross executions, the NOCP for Nasdaq-listed securities or the Primary Market Close for non-Nasdaq-listed securities, the cross transactions will not exert downward pressure on a subject stock's price. In addition, all short sale orders will be marked in accordance with Rule 200(g) of Regulation SHO.

Furthermore, each Reference Price Cross will occur through an automated and random matching mechanism at a randomly selected time during a predetermined one minute trading window so no participant will know precisely when a match will occur, and no participant will be assured of receiving a match. During each one-minute trading window of cross, there will not be solicitation of orders from customers, nor will there be any communication to customers that the match has not yet occurred.

Nasdaq is working with NASD to develop procedures to monitor for signs of manipulation and suspicious activity, which systems will be in place by the launch date of the Crossing Network. In connection with these procedures, Nasdaq will advise persons relying on this exemption that they may not be represented in the primary market offer or otherwise influence the NBBO at the time of the transaction. Furthermore, Nasdaq will advise such persons that transactions effected on the Crossing Network shall not be made for the purpose of creating actual, or apparent, active trading in or depressing, or otherwise manipulating, the price of any security.

The requested relief would apply to short sale transactions in the Crossing Network involving securities that comprise the S&P 500 Index or that qualify as "actively-traded securities" under Regulation M.[10] If the Reported Security is not an S&P 500 Index security or an "actively-traded security," the exemption would apply only if the transaction is part of a basket transaction of 20 or more securities in which the subject security does not comprise more than five percent of the value of the basket traded.

In the event that Nasdaq intends to institute further crosses or alter the timing of the crosses, it will request modified relief from the Commission.

IV. Conclusion

Based on the foregoing, Nasdaq respectfully requests that the Commission grant Nasdaq exemptive relief from Rule 10a-1 for a period of one year, subject to the conditions described in this letter, with respect to short sale transactions in non-Nasdaq securities effected though the Nasdaq Crossing Network.

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[10] 17 CFR 242.101(c)(1). Under Rule 101(c)(1) of Regulation M, actively-traded securities have an average daily trading volume (ADTV) value of at least $1 million and are issued by an issuer with a public float value of at least $150 million. For purposes of this letter, the ADTV would be calculated in reference to the date on which the proposed Nasdaq Reference Price Cross is to take place.

If you have any questions on this matter, or if you need any other information, please do not hesitate to contact Jeffrey Davis at (301) 978-8484. Thank you for your attention to this matter.

Sincerely,

Edward S. Knight

Edward S. Knight
Executive Vice President and
General Counsel

cc: Josephine Tao
Victoria Crane
Timothy Fox
Angela Muehr